April 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	Pelican Acquisition Corp
Draft Registration Statement on Form S-1 Submitted on February 27, 2025
CIK No. 0002037431
Pelican Acquisition Corp

Ladies and Gentlemen:

On behalf of our client, Pelican Acquisition Corporation (“Pelican”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 21, 2025, relating to Pelican’s Registration Statement on Form S-1 filed on February 27, 2025.

Pelican is filing via EDGAR Amendment No. 2 to Registration Statement on Form S-1, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Draft Registration Statement Amendment No. 1 on Form S-1

Cover Page

1.	We acknowledge your response to prior comment 1. We note your disclosure regarding founder shares issued to the sponsor. Please revise to disclose the amount the sponsor paid for the founder shares. See Item 1602(a)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page has been revised to address the Staff’s comment.

Initial Business Combination, page 6

2.	We acknowledge your response to prior comment 13. Please disclose your plans if you do not consummate a de-SPAC transaction within 18 months if you have entered into a definitive agreement for an initial business combination, including whether you expect to extend the time period, whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor for not completing an extension of this time period. Please disclosure whether security holders will have voting redemption right with respect to any extensions. See Item 1602(b)(4) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 6 has been revised to address the Staff’s comment.

Risk Factors, page 32

3.	We note you have removed a number of risk factors from your registration statement, such as “We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination…”, “We may issue additional ordinary shares to complete our initial business combination….”, and “The shares beneficially owned by our insiders, officers and directors will not participate in a redemption…”. It appears to us that these risks are still applicable to your investors. Please revise to add the noted risk factors back to your registration statement or advise us why the risk factors are no longer appropriate.

Response: We acknowledge the Staff’s comment and advise the Staff that those risk factors that were removed from the Registration Statement indicated above were duplicative in nature. The risk factors that encompass those that were removed can be found on pages 50, 51 and 56.

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If you have any questions, please feel free to contact me at (312) 662-2913. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Cassi Olson
Cassi Olson